March 15, 2016
CONFIDENTIAL SUBMISSION VIA HAND DELIVERY Draft Registration Statement U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Medpace Holdings, Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Medpace Holdings, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-1 (the “Registration Statement”) on the date hereof, we hereby confidentially submit the Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act, as amended, for non-public review by the staff of the Securities and Exchange Commission prior to the public filing of the Registration Statement.

Please direct all notices and communications with respect to this confidential submission to the following:

Gregory P. Rodgers, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 Telephone: (212) 906-2918 Facsimile: (212) 751-4864

Please contact the undersigned at (212) 906-2918 or greg.rodgers@lw.com if you have any questions regarding the foregoing.

March 15, 2016

Very truly yours,

/s/ Gregory P. Rodgers

Gregory P. Rodgers

of LATHAM & WATKINS LLP

Enclosure(s)

cc:	Jesse J. Geiger, Medpace Holdings, Inc.
Stephen P. Ewald Esq., Medpace Holdings, Inc.
Howard A. Sobel, Esq., Latham & Watkins LLP
Glenn R. Pollner, Esq., Gibson, Dunn & Crutcher LLP